Exhibit 99.1

URANIUM ROYALTY CORP.

Notice of Annual GENERAL aMeeting of shareholders

and Management information Circular

Date and Time:	October 16, 2025 at 9:00 a.m. (Vancouver time)

Place:	1830-1188 West Georgia Street,
Vancouver, British Columbia,
Canada V6E 4A2

September 9, 2025

These materials are important and require your immediate attention. They require shareholders of Uranium Royalty Corp. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to your shares, please contact Uranium Royalty Corp.

Notice of our 2025 annual meeting	i

Management Information Circular	1

About the Meeting	1
Delivery of Meeting Materials	1
Notice-and-Access	1
How to access the Meeting Materials electronically	1
What the Meeting will cover	2
Summary of Compensation in the financial year ended April 30, 2025	3
Summary of Corporate Governance in the financial year ended April 30, 2025	4
Voting and Proxies: Questions and Answers	5
Voting Information	7
Who can vote	7
Solicitation of Proxies	7
Voting by Registered Shareholders	8
Voting by Non-Registered Holders	10
United States Shareholders	11
Election of Directors	12
Director Profiles	12
Director Qualifications and Experience	16
Director Attendance	17
Other Directorships	17
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	17
Indebtedness of Directors and Executive Officers	18
Appointment of Auditor	18

Compensation	19
Compensation Discussion and Analysis	19
Compensation Governance	19
Elements of Compensation	20
Executive Compensation Clawback Policy	20
Risk Management	21
Summary Compensation Table	22
Performance Graph	23
Executive Compensation	24
Outstanding Share-based Awards and Option-based Awards for NEOs	24
Incentive Plan Awards - Value Vested or Earned During the Year for NEOs	24
Pension Plan Benefits	24
Termination and Change of Control Benefits	25
Consulting Agreements	25
Director Compensation	26
Outstanding Option-based Awards and Share-based Awards for Directors	27
Incentive Plan Awards - Value Vested or Earned During the Year for Directors	28
Long-Term Incentive Plan	28
Securities Authorized for Issuance under Equity Compensation Plans	33

Governance	34
The Board of Directors	34
Board Chair, Committee Chairs, Lead Director, President & CEO	34
Mandate, roles and responsibilities	35
Independence of Audit Committee	36
Building an effective Board	37

Independence	37
Nomination	37
Assessments	38
Commitment and Tenure	38
Orientation and Continuing Education	39
Diversity	39
Culture and Conduct	40
Our Code of Conduct and other governance policies	40
Risk Management	41
Environment, Sustainability and Corporate Social Responsibility	41
Related Party Transactions	41

Other Information	42
Management contracts	42
Interest of Informed Persons in Material Transactions	42
Registrar and Transfer Agent	42
Other Business	42
Additional Information	42
Shareholder Proposals	42
Shareholder Nominations	43

Approval of Circular	43

-ii-

Notice of our 2025 annual meeting

You are invited to the annual general meeting (the “Meeting”) of shareholders of Uranium Royalty Corp. (the “Company”), which will be held on Thursday, October 16, 2025, at 9:00 a.m. (Vancouver time), in person at 1830-1188 West Georgia Street, Vancouver, British Columbia.

What the Meeting will cover:

1.	Financial Statements: to receive the financial statements of the Company for the financial year ended April 30, 2025, together with the accompanying auditor’s report;

2.	Election of Directors: to elect directors for the Company for the ensuing year as set forth in the Company’s Management Circular (the “Circular”);

3.	Appointment of Auditor: to reappoint PricewaterhouseCoopers LLP as auditor for the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration; and

4.	Other Business: to transact such other business as may properly come before the Meeting and any adjournment(s) or postponement(s) thereof.

The foregoing items are more fully described in the Circular. As outlined in the accompanying Circular, our board of directors recommends that you vote “FOR” each director nominee, and “FOR” proposal 3.

YOUR VOTE IS VERY IMPORTANT. Whether or not you expect to attend the Meeting, where you may cast your vote in person, we urge you to cast your vote as promptly as possible by one of the methods below. A proxy may be revoked in the manner described in the accompanying Circular.

By using the internet at: ● www.investorvote.com (for registered shareholders) ● www.proxyvote.com (for beneficial shareholders)	By calling the telephone number printed on your form of proxy (for registered shareholders) or voting instruction form (for beneficial shareholders).

Registered Shareholders are entitled to vote at the Meeting in person or by proxy. Registered Shareholders who are unable to attend the Meeting, or any adjournment(s) or postponement(s) thereof, are requested to complete, sign, date and return the proxy accompanying this Notice of Meeting in accordance with the instructions set out therein and in the Circular.

For further information on how to vote, please refer to the instructions on the accompanying proxy card and the accompanying proxy statement. Shareholders are reminded to review the Meeting Materials prior to voting.

DATED at Vancouver, British Columbia, as of the 9th day of September, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Amir Adnani
Amir Adnani
Chairman and Director

Other Information	Management information circular 2025	i

Additional Meeting Information

Record Date

The Company’s board of directors has fixed August 21, 2025, as the record date for the determination of shareholders of the Company (each, a “Shareholder”) entitled to notice of and to vote at the Meeting and at any adjournment(s) or postponement(s) thereof. Only Shareholders whose names appear on the records of the Company’s central security register (“Registered Shareholder”) at the close of business on the record date are entitled to such notice and to vote at the Meeting in the circumstances set out in the Circular.

Registered Shareholders are entitled to vote at the Meeting in person or by proxy. Registered Shareholders who are unable to attend the Meeting, or any adjournment(s) or postponement(s) thereof, are requested to complete the proxy accompanying this Notice of Meeting in accordance with the instructions set out therein and in the Circular. A proxy will not be valid unless it is received by Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, ON  M5H 4A6, Canada by 9:00 a.m. (Vancouver time) on October 14, 2025, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The chairman of the Meeting has the discretion to accept proxies received after that time.

Non-registered Shareholders who received a voting instruction form accompanying this Notice of Meeting through a broker or other intermediary must deliver the voting instruction form in accordance with the instructions provided by such intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting. Non-registered Shareholders must make additional arrangements through such intermediary to vote in person at the Meeting.

Important Notice Regarding the Availability of Meeting Materials

for the Meeting to be Held on October 16, 2025:

Notice-and-Access

The Company is using notice-and-access rules adopted by the Canadian Securities Administrators, and relying on certain exemptions obtained by the Company under the Canada Business Corporations Act, to provide shareholders with electronic access to the Notice of Meeting, Circular, audited annual financial statements of the Company for the year ended April 30, 2025, and the accompanying management’s discussion and analysis (collectively, the “Meeting Materials”), instead of mailing paper copies. The Meeting Materials are available on the Company’s website at: https://www.uraniumroyalty.com/investor-centre/shareholder-meetings/ and under the Company’s profile on www.sedarplus.ca. The use of the notice-and-access provisions reduces costs to the Company.

Requesting Paper Copies

To request a paper copy of the Meeting Materials by mail or to receive additional information about notice-and-access, please call the Company toll free at 1-855-396-8222 (extension 522). There is no cost to you to request a paper copy of the Meeting Materials. Any Shareholder wishing to request a paper copy of the Meeting Materials should do so by 4:00 p.m. (Vancouver time) on October 6, 2025, in order to receive and review the Meeting Materials and submit their vote by 9:00 a.m. (Vancouver Time) on October 14, 2025, as set out in the proxy or voting instruction form accompanying this Notice of Meeting. Please retain the proxy or voting instruction form accompanying this Notice of Meeting as another will not be sent.

Shareholders are reminded to review the Meeting Materials prior to voting.

Other Information	Management information circular 2025	ii

Management Information Circular

September 9, 2025

In this Management Information Circular (“Circular”), “URC”, the “Company”, “we”, “us” and “our” mean Uranium Royalty Corp., as the context requires. “You”, “your” and “Shareholder” mean a holder of common shares in the capital of the Company (“Shares”). “$” means Canadian dollars and “US$” means United States dollars. All dollar amounts set forth in this Circular are expressed in Canadian dollars, unless otherwise indicated.

The information contained in this Circular is given as of August 21, 2025, unless otherwise indicated.

About the Meeting

This Circular is being furnished to Shareholders in connection with the solicitation of proxies by the board of directors (the “Board”) and management of the Company for use at the annual general meeting to be held at 9:00 a.m. (Vancouver time) on Thursday, October 16, 2025, at 1830-1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2, and any adjournment(s) or postponement(s) thereof (the “Meeting”) for the purposes set forth in the Notice of Meeting dated September 9, 2025 (the “Notice of Meeting”), which accompanies and is part of this Circular.

Delivery of Meeting Materials

Notice-and-Access

The Company is using notice-and-access rules adopted by the Canadian Securities Administrators, and relying on certain exemptions obtained by the Company under the Canada Business Corporations Act (“CBCA”), to provide Shareholders with electronic access to the Notice of Meeting, Circular, audited annual financial statements of the Company for the year ended April 30, 2025 and the accompanying management’s discussion and analysis (collectively, the “Meeting Materials”) pursuant to National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) of the Canadian Securities Administrators. Pursuant to notice-and-access provisions, registered and non-registered Shareholders will be sent a notice package explaining how to access the Meeting Materials and containing a form of proxy or voting instruction form, as applicable and in each case with a supplemental mail list return box for Shareholders to request they be included in the Company’s supplementary mailing list for receipt of the Company’s annual and interim financial statements for the 2025 financial year.

How to access the Meeting Materials electronically

The Meeting Materials are available on the Company’s website at www.uraniumroyalty.com and under the Company’s profile on www.sedarplus.ca. Shareholders may contact the Company to request a paper copy of the Meeting Materials toll free at 1-855-396-8222 (extension 522).

Other Information	Management information circular 2025	1

What the Meeting will cover

Financial Statements

You will receive the audited consolidated financial statements for the year ended April 30, 2025, and the accompanying auditor’s report thereon. No vote with respect to our financial statements is required or proposed to be taken. You will have an opportunity to ask questions about our consolidated financial statements at the Meeting.

Election of directors (see pages 12 to 17)

You will vote on the election of 6 directors to serve on our Board until the next annual meeting.

The Board recommends voting FOR each nominee standing for election. If you do not specify in your proxy form or voting instruction form how you want to vote your shares, the persons named in the form of proxy will vote FOR electing each of the director nominees profiled below.

The number of directors to be elected at the Meeting is determined from time to time by resolution of the Board, such number being not more than ten and not less than two. The directors have fixed the size of the Board at six directors. We expect that all of the nominees will be able to serve as director but if for any reason a nominee is unable to serve, the persons named in the proxy form have the right to vote at their discretion for another nominee proposed according to the Company’s by-laws and applicable law.

Appointing the auditor

You will vote on the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), as our auditor for the ensuing year and to authorize the directors to fix the auditor’s remuneration. PwC was first appointed as auditor of the Company on June 1, 2020. Representatives of PwC are not expected to be present at the Meeting.

We maintain independence from our auditor through Audit Committee oversight, a robust regulatory framework in Canada, including the requirement to rotate the lead audit partner at least every five years, and PwC’s own internal independence procedures which are designed to comply with Canadian Public Accountability Board and Public Company Accounting Oversight Board requirements. In 2024, we received 59,832,043 votes for the appointment of PwC as our auditor, with 209,132 votes being withheld.

The Board, on recommendation of the Audit Committee, recommends voting FOR the resolution appointing PwC as our auditor and authorizing the Board to fix their remuneration. If you do not specify in your proxy form or voting instruction form how you want to vote your shares, the persons named in the form of proxy will vote FOR the appointment of PwC as our auditor.

Other Information	Management information circular 2025	2

Summary of Compensation in the financial year ended April 30, 2025

The Company’s compensation program is designed to attract and retain top talent, as well as to align the interests of our executives with the long-term interests and value performance of our shareholders. Some of the compensation practices the Company employs to achieve its objectives include:

Compensation Committee Oversight and Authority – The Compensation Committee oversees the governance of our executive compensation, including considerations of our compensation philosophy and performance criteria, reviewing the competitiveness of our executive compensation plans and reviewing the Company’s performance against the criteria when determining award payouts. The Compensation Committee has the discretion to grant award payouts, if a performance bonus is awarded at all.	Page 19

Balanced Approach to Compensation – We believe in a balanced approach to compensation, and use a compensation mix of base salary, short-term compensation (in the form of discretionary annual bonuses) and long-term compensation (in the form of equity awards).	Page 20

Short-Term Compensation Tied to Performance – We tie annual bonuses and incentive payments to the achievement of performance objectives.	Page 20

Long-Term Compensation – Long-term equity-based compensation comprises a significant portion of the executive’s total compensation opportunity and it is designed to reward achievements against long-term strategic objectives that create shareholder value.	Page 20

Benefits and Perquisites – Senior executive officers are entitled to benefits and perquisites as part of their compensation package.	Page 24

Clawback Policy – We have adopted a clawback policy with respect to executive compensation.	Page 20

Risk Management – The Compensation Committee identifies, reviews and assesses risks associated with compensation practices. Risk is also managed through equity awards vesting over time, performance criteria selection for purposes of evaluating the short-term incentive plan, defining threshold and maximum payouts under the short-term incentive plan, as well as disincentivizing risk through Company policies, including our Clawback Policy.	Page 21

Employment Agreements – The Company has entered into employment agreements with all of its senior executives.	Page 25

Other Information	Management information circular 2025	3

Summary of Corporate Governance in the financial year ended April 30, 2025

We are committed to good corporate governance, which promotes the long-term interests of the Company, including Shareholders and stakeholders. Information regarding our corporate governance practices is discussed throughout this Circular. The following are highlights of some of the Company’s governance practices:

Independence of the Board – Based on the nominees for election at the Meeting, 66% of the Board and 100% of key committees will be comprised of independent directors.	Page 37

Independent Lead Director – The Board has appointed an independent lead director.	Page 34

Separate Chair and CEO – The chairman of the Board and the Chief Executive Officer are separate positions.	Page 34

Majority Voting – The Company is subject to statutory majority voting requirements which necessitates each board nominee receives more votes “for” than “against” to be elected.	Page 38

Board Oversight and Risk Management – The Board has oversight over, and ensures management identifies and manages risks of the business.	Page 41

Director Attendance at Meetings – The meetings of the Board and each of its committees had a 100% attendance rate in 2024.	Page 17

Private Independent Directors’ Meetings – Independent directors meet without management regularly.	Page 37

Regular Assessments – The Board is committed to regular assessments of its effectiveness.	Page 38

Continuing Education – New directors are provided with orientation and education when they join the Board and are provided with ongoing education and updates on our operations and matters relevant to our business.	Page 39

Diversity on the Board – Based on the nominees for election at the Meeting, 33% of the Board are female.	Page 39

Code of Conduct and Ethics – We have adopted a Code of Conduct and Ethics and the Board is responsible for monitoring compliance with the Code.	Page 40

Whistleblower Policy – We have adopted a Whistleblower Policy, which allows for confidential and anonymous reporting of concerns or complaints.	Page 40

Environmental and Sustainability Stewardship – The Company is committed to principles of responsible environmental stewardship and strong community support.	Page 41

Other Information	Management information circular 2025	4

Voting and Proxies: Questions and Answers

Q: Am I entitled to vote?

A: You are entitled to vote if you were a Shareholder as of the close of business on August 21, 2025, which we refer to as the “Record Date”. Only Shareholders of record (“Registered Shareholders”) as of close of business (Vancouver time) on the Record Date are entitled to receive notice of and to vote at the Meeting. If you acquire Shares after the close of business on the Record Date, you will not be entitled to vote those Shares at the Meeting.

Each Share entitles the holder to one vote. As of the close of business August 21, 2025, we had 133,638,119 Shares issued and outstanding.

Q: What am I voting on?

A: The following matters:

●	the election of directors to hold office until next year’s annual general meeting; and
●	the appointment of PricewaterhouseCoopers LLP, as our auditor until next year’s annual general meeting, at a remuneration to be fixed by the directors.

Q: How do I vote?

A: If you are a Registered Shareholder, you may vote by (1) attending the Meeting in person and voting, (2) voting your proxy in accordance with the instructions provided in the form of proxy, including via telephone or online, or (3) completing and signing a form of proxy appointing someone to represent you and to vote your Shares at the Meeting. Completing, signing and returning a form of proxy will not prevent you from attending the Meeting in person.

The completed and signed form of proxy can be submitted by mail to Computershare Investor Services Inc. at 320 Bay Street, 14th Floor, Toronto, ON M5H 4A6, Canada.

Q: What if amendments are made to these matters or if other matters are brought before the Meeting?

A: If you attend the Meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy in the form enclosed, the person(s) named in it will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which properly come before the Meeting. If any other matter properly comes before the Meeting, the persons so named will vote on it in accordance with their judgment. As of the date of this Circular, our management does not know of any such amendment, variation or other matter expected to come before the Meeting.

Q: Who is soliciting my proxy?

A: Our management is soliciting your proxy. Solicitation of proxies will be primarily by mail. Proxies may also be solicited personally by our officers at nominal cost. The cost of this solicitation will be borne by us.

Q: If I deliver a proxy, who will vote my Shares?

A: Amir Adnani (or, failing him, Andrew Marshall, or, failing him, Scott Melbye), has been named as a management proxyholder (the “Management Proxyholder”) in the accompanying proxy and will represent the Shareholders at the Meeting that deliver proxies that do not name a different proxyholder.

You can appoint a person or company other than the Management Proxyholder to represent you at the Meeting. To do so, you must write the name of your chosen proxyholder in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint as proxyholder will attend the Meeting and is aware that his or her appointment has been made to vote your Shares and that he or she should present himself/herself to a representative of the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”).

Other Information	Management information circular 2025	5

Q: What if my Shares are registered in more than one name or in the name of my company?

A: If your Shares are registered in more than one name, all those registered must sign the form of proxy. If your Shares are registered in the name of your company or any name other than yours, we may require that you provide documentation that proves you are authorized to sign the form of proxy.

Q: What if I plan to attend the Meeting and vote in person?

A: If you plan to attend the Meeting and wish to vote your Shares in person, you do not need to complete or return a form of proxy. Your vote will be taken and counted at the Meeting. Please register with the scrutineer when you arrive at the Meeting.

Q: What happens when I sign and return a form of proxy?

A: You will have given authority to whoever the proxy appoints as your proxyholder to vote, or withhold from voting, your Shares at the Meeting in accordance with the voting instructions you provide.

Q: What do I do with my completed form of proxy?

A: Return it to Computershare in accordance with the instructions provided in the form of proxy so that it arrives no later than 9:00 a.m. (Vancouver time) on October 14, 2025 or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned or postponed Meeting. The chair of the Meeting has the discretion to accept proxies received after the deadline.

Q: How will my Shares be voted if my proxy is in the enclosed form with no other person named as proxyholder?

A: The Management Proxyholder will vote or withhold from voting your Shares in accordance with your instructions.

In the absence of such instructions, your Shares will be voted FOR the election of the directors nominated by management and FOR the appointment of PricewaterhouseCoopers LLP, as auditor.

Q: Can I revoke a proxy once it has been given?

A: Yes. If you are a Registered Shareholder as of the Record Date, you may revoke your proxy with an instrument in writing (which can be another proxy with a later date) and delivered to Computershare or our registered office, up to and including the last business day preceding the day of the Meeting (or any adjournment(s) or postponement(s)), or to the individual chairing the Meeting prior to the commencement of the Meeting (or any adjournment(s) or postponement(s)). Any written revocation must be duly executed by you or your attorney authorized in writing or, if you hold your Shares through a company, by an authorized officer.

Please note that your participation in person in a vote by ballot at the Meeting would automatically revoke any proxy you have given in respect of the item of business covered by that vote. If you are not a Registered Shareholder, you must follow the instructions given to you by your Intermediary to revoke your voting instructions.

Q: What if I have further questions?

A: You can contact our transfer agent, Computershare, at:

Computershare Investor Services Inc.

320 Bay Street, 14th Floor

Toronto, ON  M5H 4A6

1-800-564-6253 (toll free North America)

1-514-982-7555 (international)

Other Information	Management information circular 2025	6

Voting Information

Who can vote

The Board has set the close of business on August 21, 2025 as the Record Date for determining which Shareholders shall be entitled to receive notice of and to vote at the Meeting. Only Registered Shareholders as of close of business (Vancouver time) on the Record Date are entitled to receive notice of and to vote at the Meeting.

Our authorized capital consists of an unlimited number of Shares and an unlimited number of preferred shares issuable in series. As of the close of business on August 21, 2025, we had 133,638,119 Shares issued and outstanding and no preferred shares issued and outstanding. The Shares are the only shares entitled to be voted at the Meeting. Each Share entitles the holder to one vote. On a show of hands, every person present and entitled to vote at the Meeting will be entitled to one vote. On a ballot, every person present and entitled to vote will be entitled to one vote for each Share held.

We require a simple majority (50% plus 1) of the votes cast at the Meeting to approve all items of business, unless otherwise stated.

At least two persons present and holding, or representing by proxy, not less than five percent (5%) of the Shares entitled to vote constitute quorum for the transaction of business at the Meeting.

Other than as set out in the following table, to the knowledge of our directors and executive officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying 10% or more of the voting rights attached to all of the issued and outstanding Shares as at August 21, 2025:

Name	Number of Shares	Percentage of Outstanding Shares
Uranium Energy Corp. (“UEC”)	17,978,364	13.45%

Solicitation of Proxies

Our management is soliciting your proxy. The solicitation of proxies will be conducted by mail, using notice-and-access provisions, and may be supplemented by telephone or other personal contact, and such solicitation will be made without special compensation granted to the directors, officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold shares in their respective names to furnish this Circular and related proxy materials to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Circular. This Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Other Information	Management information circular 2025	7

Voting by Registered Shareholders

Appointment of Proxyholders

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Share that such Shareholder held on August 21, 2025, on the resolutions to be voted upon at the Meeting and any other matter which may properly come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Company.

A Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and act for or on behalf of that Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy. A Shareholder may exercise this right by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the form of proxy. In order to be voted, the completed form of proxy must be received by the Company, by mail or by hand, to the attention of Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, ON  M5H 4A6, Canada, by 9:00 a.m. (Vancouver time) on October 14, 2025, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The time limit for the deposit of proxies may be waived by the Board at its discretion without notice.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocability of Proxy

Any Registered Shareholder who has returned a form of proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a form of proxy may be revoked by instrument in writing, including a form of proxy bearing a later date, executed by the Registered Shareholder or by his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney thereof. The instrument revoking the form of proxy must be deposited at the same address where the original form of proxy was delivered at any time up to and including the last business day preceding the date of the Meeting, or any adjournment(s) thereof, or with the Chairman of the Meeting on the date of the Meeting but prior to the commencement of the Meeting. A Shareholder who has submitted a form of proxy may also revoke it by attending the Meeting in person (or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending the Meeting) and registering with the scrutineer thereat as a Registered Shareholder present in person, whereupon such form of proxy shall be deemed to have been revoked. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Voting of Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the form of proxy. If the instructions as to voting indicated in the proxy are certain, the Shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions given in the form of proxy. If a Shareholder specifies a choice in the form of proxy with respect to a matter to be acted upon, then the Shares represented will be voted or withheld from the vote on that matter accordingly. The Shares represented by a form of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

Other Information	Management information circular 2025	8

If no choice is specified in the form of proxy with respect to a matter to be acted upon, the form of proxy confers discretionary authority with respect to that matter upon the Designated Persons. It is intended that the Designated Persons will vote the Shares represented by the form of proxy in favour of each matter identified in the form of proxy, including the vote for the election of the nominee(s) to the Board and the appointment of the independent auditor of the Company.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Shares on any matter, the Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

Other Information	Management information circular 2025	9

Voting by Non-Registered Holders

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are “non-registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the Intermediary is a participant. In accordance with the requirements set out in NI 54-101, the Company has distributed copies of the Meeting Materials and form of proxy to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders and has posted the Meeting Materials on the Company’s website at www.uraniumroyalty.com and under the Company’s profile at www.sedarplus.ca.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one-page pre-printed form. Sometimes, instead of a one-page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the name(s) of the management proxyholder(s) named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners). Pursuant to NI 54-101, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs. Pursuant to NI 54-101, the Company does not intend to pay for Intermediaries to forward the Meeting Materials to OBOs. Accordingly, OBOs will not receive the Meeting Materials unless the Intermediary holding Shares on their behalf assumes the cost of delivery.

These securityholder materials are being sent to both Registered Shareholders and Non-Registered Holders, using notice-and-access provisions. If you are a Non-Registered Holder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding Shares on your behalf.

Other Information	Management information circular 2025	10

United States Shareholders

This solicitation of proxies and voting instruction forms involves securities of a company located in Canada and is being effected in accordance with the corporate and securities laws of the province of British Columbia, Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of British Columbia, Canada differ from the disclosure and proxy solicitation requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the CBCA, some of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Other Information	Management information circular 2025	11

Election of Directors

The Board has fixed the number of directors at six directors. Upon the recommendation of the Board’s Nominating and Corporate Governance Committee, the Board is recommending the election of six nominees (each, a “Nominee” and collectively, the “Nominees”) at the Meeting, whose names are set forth below, to serve until the next annual meeting of Shareholders or until the director sooner ceases to hold office.

Director Profiles

The following table provides a snapshot of each Nominee and their service as a director of the Company and membership on the committees of the Board:

Committee Memberships
Name	Independent	Director Since	Audit	Compensation	Nominating and Corporate Governance
Amir Adnani	No	08/2019
Scott Melbye	No	04/2017
Vina Patel	Yes	10/2019	✓	✓	V
Neil Gregson	Yes	10/2020	✓	V	✓
Donna Wichers	Yes	10/2024	✓		✓
Ken Robertson	Yes	10/2024	$V	✓	✓

✓ Member	V Chairperson		$ Financial Expert

Each of the Nominees, other than Mr. Adnani and Mr. Melbye, is considered to be independent of the Company. See “Governance – Building an effective Board – Independence”.

The following table sets forth information on the Nominees, including the number of Shares, and stock options to purchase Shares (“Options”) under the Company’s long-term incentive plan dated November 22, 2019, as amended August 13, 2024 (“LTIP”), beneficially owned by each Nominee, directly or indirectly, or over which each Nominee exercises control or direction, as at the date hereof:

Amir Adnani
Age: 47 Chairman and Director Since: August 23, 2019 Residence: Vancouver, British Columbia, Canada

Business Experience and Qualifications

Mr. Adnani has served as the Chairman and a director of the Company since August 23, 2019. Mr. Adnani is a founder and serves as the President, Chief Executive Officer and a director of UEC, a uranium mining and exploration company listed on the NYSE American, since January 2005. Mr. Adnani is also the founder and Co-Chairman of GoldMining Inc., a publicly-listed gold acquisition and development company, since January 2011. Mr. Adnani was a director of Gold Royalty Corp., a precious metals-focused royalty and streaming company, from November 2020 to March 2023. Mr. Adnani serves as a Board of Management of World Nuclear Association since April 2025. Mr. Adnani holds a Bachelor of Science degree from the University of British Columbia and was a director of the university’s Alumni Association from 2015 to 2021.

Principal Occupation / Employment for Past Five Years

President, Chief Executive Officer and a director of UEC, a uranium mining and exploration company, since January 2005.

Securities Held:	2,363,400 Shares(1)(2) (1.77%) 142,000 Options

(1)	Excludes 17,978,364 Shares held by UEC, of which Mr. Adnani is President, Chief Executive Officer and a director.
(2)	Includes 1,363,400 Shares held by Amir Adnani Corp., a company wholly-owned by Mr. Adnani.

Other Information	Management information circular 2025	12

Scott Melbye
Age: 62 Director Since: April 21, 2017 President and Chief Executive Officer Since: October 8, 2019 Residence: Castle Rock, Colorado, USA

Business Experience and Qualifications

Mr. Melbye has served as a director of the Company since April 21, 2017. Mr. Melbye has over 41 years of experience in the nuclear energy industry and has held leadership positions in various uranium mining companies and industry organizations. Mr. Melbye has served as an Executive Vice President of UEC since September 8, 2014, where he is responsible for uranium marketing and sales and strategic growth objectives, and as Advisor to the Nuclear Engineering Program at the Colorado School of Mines. Previously, Mr. Melbye was the Vice President of Commercial at Uranium Participation Corporation (now Sprott Physical Uranium Trust) from 2014 to 2018 and concurrently served as an advisor to the Chairman of Kazatomprom, the national uranium company of Kazakhstan, until March 2018. Prior to that, Mr. Melbye held the position of Executive Vice President of Marketing at Uranium One Inc. from 2011 to 2014, and, from 1989 to 2010, held various positions at Cameco Corporation, including President of their global marketing subsidiary, Cameco, Inc. Mr. Melbye is currently the President of the Uranium Producers of America and is a past Chair of the Board of Governors of the World Nuclear Fuel Market. Mr. Melbye holds a Bachelor of Science (B.Sc.) in Business Administration from Arizona State University.

Principal Occupation / Employment for Past Five Years

President and Chief Executive Officer of the Company, from October 2019 to present. Executive Vice President, UEC, a uranium mining and exploration company, since September 2014.

Securities Held:	550,000 Shares(1) (0.41%) 356,000 Options

(1)	Excludes 17,978,364 Shares held by UEC, of which Mr. Melbye is Executive Vice President.

Vina Patel

Age: 60

Independent Director Since:
October 23, 2019

Lead Independent Director Since:

November 1, 2021

Committee Membership:
Audit Committee

Compensation Committee

Nominating and Corporate Governance Committee (chair)

Residence:
London, England, UK

Business Experience and Qualifications

Ms. Patel has served as a director of the Company since October 23, 2019. Ms. Patel is a capital markets professional with over 20 years of experience. Ms. Patel is a Director of Night Star Consulting Ltd. (“Night Star”), a company which provides consulting and marketing services to mining companies, since July 2011. Ms. Patel began her capital markets career on the Institutional Equity team at Canaccord Genuity Corp. with a focus on UK and European markets. Ms. Patel successfully set up a new London office for Westwind Partners (now Stifel Financial) and for 5 years subsequent, Ms. Patel was head of London institutional sales at Haywood Securities Inc. Over the course of her career, Ms. Patel has specialized in raising capital from institutional investors for exploration and mining companies, including a number of uranium companies. She has established long-standing and successful relationships with both mining corporates and the investment community, gaining extensive knowledge and experience of the sector. Ms. Patel graduated with a Master of Business Administration from Warwick Business School in 1999, where she was also awarded a Women’s Scholarship. Prior to this she was a senior schoolteacher and holds a Master of Arts in Education from the University of London.

Principal Occupation / Employment for Past Five Years

Director of Night Star since July 2011.

Securities Held:	70,000 Shares(1) (0.05%) 74,000 Options

(1)	These Shares are held by Night Star, a company wholly-owned by Ms. Patel.

Other Information	Management information circular 2025	13

Neil Gregson
Age: 63 Independent Director Since: October 13, 2020 Committee Membership: Audit Committee Compensation Committee (chair) Nominating and Corporate Governance Committee Residence: London, England, UK

Business Experience and Qualifications

Mr. Gregson has served as a director of the Company since October 13, 2020. Mr. Gregson is a qualified mining engineer with over 30 years of experience in the resources sector. During his tenure as a Portfolio Manager at J.P. Morgan, Mr. Gregson was responsible for global natural resources mandates with the Global Equities Team based in London. He held prior investment management roles at CQS Asset Management as a Senior Portfolio Manager focused on natural resources and at Credit Suisse Asset Management as Head of Emerging Markets and related sector funds. Mr. Gregson’s directorship experience includes currently serving as a director of Meridian Mining UK Societas, a development and exploration company of Cabaçal VMS gold-copper project, since October 2023, and as a director of Atalaya Mining Copper, S.A., a mining and development company which produces copper concentrates and silver by-product, since February 2021 (Chairman since June 2024), and as a director of Danakali Ltd., a mineral exploration and development company in critical resource sector, from August 2020 to June 2023.

Mr. Gregson has a Bachelor of Science with Honors in Mining Engineering from Nottingham University. He became an associate of the Institute of Investment Management and Research of London in 1994. He holds a Diploma in Business Management from Damelin College, Johannesburg (1988) and a Mine Managers Certificate of Competency, South Africa (1985).

Principal Occupation / Employment for Past Five Years

Portfolio Manager at J.P. Morgan Asset Management from September 2010 to April 2020.

Securities Held:	Nil Shares (0%) 74,000 Options

Donna Wichers
Age: 71 Independent Director Since: October 17, 2024 Committee Membership: Audit Committee Nominating and Corporate Governance Committee Residence: Hamilton, Montana, USA

Business Experience and Qualifications

Ms. Wichers has served as a director of the Company since October 17, 2024. Ms. Wichers has over 40 years of experience in senior roles with in-situ recovery and conventional uranium mines in the USA, including past positions with mining subsidiaries of UEC Wyoming Corp. (“UEC Wyoming”), and Orano SA, in the USA, Rio Algom, Arizona Public Service and Westinghouse, and provides annual consultancies services to the International Atomic Energy Commission since 2015. Ms. Wichers is a past member of the boards of directors of the National Mining Association, the Wyoming Mining Association and the Uranium Producers of America and is a past Chairperson of the Society of Mining Engineers of American Institute of Mining, Metallurgical, and Petroleum Engineers, Incorporated (AIME), Wyoming Mining and Metals Section. Ms. Wichers holds a Master of Science in Water Resources and a Bachelor of Science with Honors in Microbiology, both from the University of Wyoming.

Principal Occupation / Employment for Past Five Years

Vice President of UEC Wyoming since 2019. Chief Operating Officer of UEC Wyoming from 2019 until August 1, 2024. Vice President of Wyoming Operations of UEC from May 2022 to February 2025, and Senior Vice President, Production Growth of UEC since February 2025.

Securities Held:	Nil Shares (0%) 17,000 Options

Other Information	Management information circular 2025	14

Ken Robertson

Age: 70

Independent Director Since:
October 29, 2024

Committee Membership:
Audit Committee (chair)

Compensation Committee

Nominating and Corporate Governance Committee

Residence:
Vancouver, British Columbia, Canada

Business Experience and Qualifications

Mr. Robertson has served as a director of the Company since October 29, 2024. Mr. Robertson was previously a partner and Global Mining & Metals Group Leader with Ernst & Young LLP (“EY”) from 1979 to 2015. During his career at EY in Canada and the United Kingdom, Mr. Robertson developed extensive experience in initial public offerings, financings, governance and securities regulatory compliance. Mr. Robertson currently serves as a director of Gold Royalty Corp., a precious metals-focused royalty and streaming company listed on the NYSE American, since November 2020, and of Silvercorp Metals Inc., a silver exploration company listed on the TSX and NYSE American, since September 2022. Mr. Robertson previously served as a director of Mountain Province Diamonds Inc., a diamond exploration and mining company listed on the TSX, from June 2020 to June 2024, of Avcorp Industries Inc. (“Avcorp”), a supplier of airframe structures, from June 2017 to November 2022, and of SAIS Limited (formerly Sarment Holding Limited), a technology services company, from March 2019 to July 2020. Mr. Robertson is a Chartered Professional Accountant, holds a Bachelor of Commerce degree from McMaster University and the ICD.D designation from the Institute of Corporate Directors.

Principal Occupation / Employment for Past Five Years

Consultant for financial reporting and litigation support services since 2015.

Securities Held:	Nil Shares (0%) 17,000 Options

Other Information	Management information circular 2025	15

Director Qualifications and Experience

The Company’s Nominating and Corporate Governance Committee has identified certain skills, competencies and experiences that it expects the Board to possess as a whole in order to be an asset to the Company and fulfil its responsibilities. These include the key experience, qualifications and skills listed in the following table (skills matrix). We believe that our Board, as a whole, possesses the skills, knowledge and experience necessary for effective leadership and management oversight with an understanding of our business and oversight of strategy.

	Scott Melbye	Amir Adnani	Neil Gregson	Vina Patel	Donna Wichers	Ken Robertson

Director Qualifications and Experience

Uranium Mining Industry

knowledge of and experience in the uranium mining industry, such as relevant senior-level expertise in production, mine operations, mine development, exploration, project development or other relevant technical expertise

	✓	✓	✓	✓	✓
Corporate Strategy and Development experience in strategic planning and identifying and evaluating corporate development opportunities, including mergers and acquisitions	✓	✓	✓	✓	✓	✓

Senior Leadership

experience in a senior level leadership role at other organizations demonstrating strong ability to motivate and manage others, identify and develop leadership qualities in others and manage organizations

	✓	✓	✓	✓	✓	✓

Public Company

experience as a director at a publicly traded company, offering advice and perspective with respect to Board dynamics and operations, oversight and leadership, the relationship between the Board and management and other matters

	✓	✓	✓	✓	✓	✓
International Business experience as a senior officer or director of an organization with operations in international jurisdictions	✓	✓	✓	✓	✓	✓

Capital Markets

extensive experience supplying or seeking capital and with financial instruments, including equities and debt securities, enhancing awareness of investor expectations and perspectives and providing critical advice on capital raising, capital structure and financing transactions

	✓	✓	✓	✓	✓	✓

Accounting and Financial Reporting

knowledge of and past experience with complex accounting, financial reporting and/or capital management issues, including overseeing financial reporting and internal controls for publicly traded companies

	✓	✓	✓	✓	✓	✓
Risk Management knowledge of and experience with the identification of material risks, risk assessment, internal risk mitigation and controls and risk reporting	✓	✓	✓	✓	✓	✓
Corporate Governance knowledge of and experience with standard governance practices, including governance policy design and administration	✓	✓	✓	✓	✓	✓

Environmental, Health, Safety and Sustainability

knowledge and demonstrated understanding of the requirements and leading practices of workplace safety, health, and the environment, and sustainable development

	✓	✓		✓	✓	✓

Other Information	Management information circular 2025	16

Director Attendance

The following table sets forth meeting attendance records for each director in the financial year ended April 30, 2025, including each committee of which the director is a member.

Director	Board Meetings	Independent Director Meetings	Audit Committee Meetings	Compensation Committee Meetings	Nominating and Corporate Governance Committee Meetings
Amir Adnani	5/5	-	2/2	-	-
Scott Melbye	5/5	-	-	-	-
Vina Patel	5/5	4/4	4/4	4/4	4/4
Neil Gregson	5/5	4/4	4/4	4/4	4/4
Donna Wichers(1)	3/3	3/3	2/2	-	3/3
Ken Robertson(2)	2/2	2/2	2/2	2/2	2/2

Note:

(1)	Ms. Wichers was appointed as a director of the Company on October 17, 2024.
(2)	Mr. Robertson was appointed as a director of the Company on October 29, 2024.

Other Directorships

The following director Nominees of the Company are also directors of other reporting issuers.

Director	Other reporting issuers	Exchange	Dates
Amir Adnani	Uranium Energy Corp.	NYSE American	January of 2005 to Present
	GoldMining Inc.	TSX and NYSE American	January of 2011 to Present
Neil Gregson	Atalaya Mining Copper S.A..	London Stock Exchange	February of 2021 to Present
	Meridian Mining UK Societas	TSX	October of 2023 to Present
Ken Robertson	Gold Royalty Corp.	NYSE American	November of 2020 to Present
	Silvercorp Metals Inc.	TSX and NYSE American	September of 2022 to Present

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, none of the Nominees are, as at the date of this Circular, or have been within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that: (a) was subject to an order (as defined in Form 51-102F5) that was issued while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an order (as defined in Form 51-102F5) that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the Nominees: (a) is, as at the date of this Circular, or has been within the ten years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (b) has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee; (c) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (d) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a Nominee.

Other Information	Management information circular 2025	17

Mr. Robertson was a director of Avcorp from 2017 to November 2022. On April 9, 2018, Avcorp received a cease trade order, issued by the British Columbia Securities Commission, for not filing its annual financial statements for the fiscal year ended December 31, 2017. The annual financial filings were filed on SEDAR+ on July 10, 2018. On September 12, 2018, the cease trade order was revoked.

Indebtedness of Directors and Executive Officers

None of the Company’s or the Company’s subsidiaries’ directors, executive officers, employees, former directors, former executive officers, former employees, Nominees or associates of any of them, is or has been indebted to the Company or its subsidiaries, or to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries at any time since the beginning of the most recently completed financial year, and none of the foregoing persons, is indebted to the Company or its subsidiaries as of the date of this Circular.

Appointment of Auditor

Management of the Company will recommend at the Meeting that Shareholders appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants as auditor of the Company until the next annual meeting of Shareholders and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP was first appointed as auditor of the Company on June 1, 2020.

Other Information	Management information circular 2025	18

Compensation

The following information is presented in accordance with NI 51-102 and Form 51-102F6 – Statement of Executive Compensation, and sets forth the total compensation for services in all capacities to the Company and its subsidiaries in respect of the individuals comprised of the Chief Executive Officer, the Chief Financial Officer and each of the other three most highly compensated executive officers of the Company, including its subsidiary, whose individual total compensation for the most recently completed financial year exceeded $150,000, and any individual who would have satisfied these criteria but for the fact that the individual was not serving as an executive officer of the Company or its subsidiary at the end of the most recently completed financial year (together, the “Named Executive Officers” or “NEOs”).

Compensation Discussion and Analysis

The Compensation Committee considers the compensation of NEOs, with the goal of providing sufficient compensation opportunities to attract, retain and motivate the best possible executive officers, while at the same time aligning the interests of the NEOs with those of the Shareholders. When determining individual compensation levels for the NEOs, the Compensation Committee considers a variety of factors including the overall financial and operating performance of the Company, each NEO’s individual performance and contributions towards meeting corporate objectives and each NEO’s level of responsibility and length of service. At the end of each year, the Compensation Committee reviews actual performance against corporate objectives. For further information, see the section entitled “Compensation Governance”.

The Company’s compensation program is intended to be consistent with the Company’s business plans, strategies and goals. The Company’s compensation program is designed to reward each executive based on individual, business and corporate performance and is also designed to incent such executives to drive the annual and long-term business goals of the Company.

Compensation Governance

The Board’s responsibilities relating to compensation of the Company’s directors and officers are discharged by the Compensation Committee. The Compensation Committee is comprised of Mr. Gregson (chair), Ms. Patel and Mr. Robertson. Each member of the Compensation Committee is considered independent pursuant to National Instrument 52-110 – Audit Committees (“NI 52-110”) and Nasdaq Listing Rules. See also “Building an effective Board – Independence”.

All members of the Compensation Committee have experience in compensation matters, either as members of compensation committees of other public companies and/or from having served as senior executives with significant responsibility for or involvement in compensation matters. For further information, see the profiles of our directors under the section entitled “Election of Directors” and related skills matrix under the same section.

The Compensation Committee operates under a written charter. Among other things, the Compensation Committee has the responsibility of assessing the performance of the Chief Executive Officer, evaluating the Chief Executive Officer’s contribution to the overall success of the Company and recommending to the Board, the Chief Executive Officer’s level of compensation. It is also responsible for reviewing and approving the compensation of other executive officers and directors including salary, bonus, incentive and other compensation levels.

The Compensation Committee periodically reviews the adequacy and form of compensation to ensure it realistically reflects the responsibilities and risks involved in being an effective director or officer and that compensation allows the Company to attract qualified candidates. Such review includes an examination of publicly available data, as well as independent compensation surveys.

The Compensation Committee may also consult with outside, independent, compensation advisory firms, if deemed necessary.

The Company is a “foreign private issuer” under the Exchange Act and is permitted pursuant to Nasdaq Listing Rules to follow its home country practice in respect of the composition of its Compensation Committee. For further information, see the section entitled “Nasdaq Corporate Governance”.

Other Information	Management information circular 2025	19

Elements of Compensation

It is the compensation philosophy of the Company to provide a market-based mix of base salaries, short-term incentives, in the form of bonuses, and long-term equity incentives. The Company seeks to accomplish its executive compensation objectives through an appropriate mix of fixed and “at-risk”, variable pay by providing a percentage of the NEOs’ total compensation opportunity in the form of equity compensation and by ensuring that a fair portion of the NEOs’ total pay is in the form of performance-based or “at-risk” compensation.

Base Salary. The objective of the base salary, consistent with market practice, is to provide a portion of compensation as a fixed cash amount. The Compensation Committee reviews each executive officer’s base salary with reference to relevant industry norms relating to, among other things, experience, past performance and level of responsibility. The Compensation Committee reviews salary levels periodically and may recommend adjustments to the Board, if warranted, as a result of salary increase trends in the marketplace, competitive positioning and an increase in responsibilities assumed by an executive officer.

Annual Bonus. Annual cash bonuses are a discretionary component of the total compensation that may be received by the Company’s executive officers, which provide such executive officers the potential to receive an annual financial reward based on performance. Discretionary cash bonuses are recommended by the Compensation Committee to the Board based on annual performance reviews. No annual cash bonuses were awarded with respect to the financial year ended April 30, 2025. For further information, see the section entitled “Summary Compensation Table”.

LTIP Awards. The Compensation Committee also considers long-term performance incentive awards and stock options (collectively, “LTIP Awards”) to be an important component of executive compensation. The objective of making grants under the LTIP is to encourage executive officers to acquire an ownership interest in the Company over a period of time, thus better aligning the interests of executive officers with the interests of Shareholders, and thereby discouraging excessive risk taking.

The Company grants LTIP Awards, from time to time, to directors, executive officers, key employees and consultants. The Compensation Committee makes recommendations to the Board for the grant of LTIP Awards on a discretionary basis, given the size of the Company, based on individual performance, positions held with the Company and the overall performance of the Company. The Compensation Committee considers various factors when determining the number of LTIP Awards to be granted to specific individuals, including the level of responsibility and base salary level associated with the position held by such individual. The Compensation Committee considers past grants under the LTIP when determining new grants of LTIP Awards. The Board relies solely on the recommendation of the Compensation Committee regarding grants of LTIP Awards to directors, executive officers, key employees and consultants.

The Company does not assess its compensation through benchmarks or peer groups at this time.

No actions, decisions or policies were put in place affecting the Company’s compensation program subsequent to the financial year ended April 30, 2025.

Executive Compensation Clawback Policy

The Board has adopted a clawback policy (the “Clawback Policy”) to align with the new listing standards adopted by Nasdaq Capital Markets, as required by Rule 10D-1 under the Exchange Act. Pursuant to the Clawback Policy, incentive compensation paid by the Company to an executive may be clawed back if such compensation was predicated upon the achievement of financial results based on financial statements that were required to be restated due to material noncompliance of the Company with any financial reporting requirement and that noncompliance resulted in overpayment of the incentive compensation. The clawback period is limited to the three-year period preceding the date on which the Company is required to prepare the accounting restatement and applies without regard to any fault or misconduct.

Other Information	Management information circular 2025	20

Risk Management

The Company considers risk management when implementing its compensation program and has taken steps to ensure its executive compensation program does not incentivize inappropriate risks. Some of the risk management initiatives currently employed by the Company are as follows:

●	appointing a Compensation Committee comprised entirely of independent directors to oversee the executive compensation program;

●	use of discretion in adjusting any bonus payments up or down as the Compensation Committee deems appropriate and recommends; and

●	the adoption of the Clawback Policy which allows certain incentive compensation paid by the Company to an executive to be clawed back if such compensation was based on the achievement of financial results that were a result of erroneous data or material noncompliance of the Company with any financial reporting requirements.

The Board and the Compensation Committee do not believe that the Company’s compensation policies and practices result in unnecessary or inappropriate risk-taking, including those that are likely to have a material adverse effect on the Company. The Company does not have a policy that restricts the ability of a Named Executive Officer or director to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

Other Information	Management information circular 2025	21

Summary Compensation Table

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company to each NEO, in any capacity, for the financial years ended April 30, 2025, 2024 and 2023.

				Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Option-based Awards ($)(5)	Annual Incentive Plans(4)	All Other Compensation ($)	Total Compensation ($)
Scott Melbye(1)(2) Chief Executive Officer, President and Director	2025	193,314	154,760	-	-	348,074
	2024	185,792	137,780	-	-	323,572
	2023	174,013	135,000	-	-	309,013

Josephine Man(7) Former Chief Financial Officer and Corporate Secretary	2025	109,471	106,000	-	10,759(3)(6)	226,230
	2024	103,500	109,560	-	22,982(3)(6)	236,042
	2023	100,125	108,000	-	3,467(3)	211,592

Darcy Hirsekorn Chief Technical Officer	2025	96,000	122,960	-	266(3)	219,226
	2024	94,594	109,560	-	281(3)	204,435
	2023	87,429	108,000	-	192(3)	195,621

Notes:

(1)	Mr. Melbye was appointed as Chief Executive Officer and President of the Company effective October 8, 2019 and served as Chairman from April 21, 2017 to August 23, 2019. Mr. Melbye provides services as Chief Executive Officer pursuant to a consulting agreement dated October 22, 2019. Management fees of $193,314, $185,792, and $174,013 for the financial years ended April 30, 2025, 2024 and 2023 were paid to Mr. Melbye through a company controlled by Mr. Melbye.
(2)	Fees paid to Mr. Melbye were in United States dollars, and have been converted to Canadian dollars for reporting purposes in this table at the average exchange rate for the financial years ended April 30, 2025, 2024 and 2023 of US$1.00 = C$1.3940, US$1.00 = C$1.3463, and US$1.00 = C$1.3035, respectively.
(3)	Includes non-cash accounting accruals for source deductions relating to the financial years ended April 30, 2025, 2024 and 2023, and do not represent amounts actually paid to or received by the NEO or its management company.
(4)	No bonuses paid in respect of the financial years ended April 30, 2025, 2024 and 2023.
(5)	For fiscal 2025, these amounts represent the aggregate grant date fair value of Options, which was estimated using the Black-Scholes option pricing model. The following assumptions were used to value the Options granted on October 17, 2024: exercise price: $3.92; expected risk-free interest rate: 2.94%; expected annual volatility: 69%; expected life in years: 4; expected annual dividend yield: $Nil; estimated forfeiture rate: 3.51%; and Black-Scholes value: $2.12. The Options vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant.
(6)	Represents $5,971 and $17,923 paid for unused vacation in respect of financial years ended April 30, 2025 and 2024
(7)	Ms. Man resigned as Chief Financial Officer and Corporate Secretary of the Company effective August 1, 2025. Andrew Marshall was appointed as Chief Financial Officer and Corporate Secretary, effective August 1, 2025.

Other Information	Management information circular 2025	22

Performance Graph

The Company listed its Shares on the TSX Venture Exchange (the “TSX-V”) on December 11, 2019 and on the Nasdaq Capital Market on April 28, 2021. The Company’s Shares were delisted from the TSX-V effective after markets on July 5, 2023 and became listed and began trading on the TSX on July 6, 2023.

The following graph compares the total cumulative return for a Shareholder who invested $100 in Shares of the Company for the five most recently completed financial years ended April 30, 2025, 2024, 2023, 2022 and 2021 with the cumulative total return of the Russell 2000 Index for the same period.

The Company’s compensation to executive officers is generally linked to initiatives completed year-over-year and the Company’s financial performance. Trends in the Company’s returns to Shareholders are not generally determinative of total compensation to executive officers.

Other Information	Management information circular 2025	23

Executive Compensation

Outstanding Share-based Awards and Option-based Awards for NEOs

The following table states the Option-based and share-based awards outstanding as at April 30, 2025, for each NEO.

	Option-based Awards(1)
Name and Principal Position	Number of Securities Underlying Unexercised Options(2) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options(3) ($)
Scott Melbye Chief Executive Officer, President and Director	73,000 83,000	3.92 2.92	17-Oct-2029 21-Aug-2028	- -
	75,000	3.31	13-May-2027	-
	125,000	3.49	31-May-2026	-
Josephine Man Former Chief Financial Officer and Corporate Secretary	50,000 66,000	3.92 2.92	17-Oct-2029 21-Aug-2028	- -
	60,000	3.31	13-May-2027	-
	100,000	3.49	31-May-2026	-
Darcy Hirsekorn Chief Technical Officer	58,000 66,000	3.92 2.92	17-Oct-2029 21-Aug-2028	- -
	60,000	3.31	13-May-2027	-
	100,000	3.49	31-May-2026	-

Notes:

(1)	Options vesting as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. As at April 30, 2025, 319,500, 251,000, and 255,000 Options held by Mr. Melbye, Ms. Man and Mr. Hirsekorn, respectively, have vested.
(2)	Each Option entitles the holder to one Share upon exercise.
(3)	The “Value of Unexercised In-The-Money Options” is calculated on the basis of the difference between the closing price of $2.50 of the Company’s Shares on the TSX on April 30, 2025 and the exercise price of the Options.

Incentive Plan Awards - Value Vested or Earned During the Year for NEOs

The table below discloses the aggregate dollar value that would have been realized by a NEO if Options under Option-based awards had been exercised on the vesting date. No share-based awards were granted to NEOs as at April 30, 2025.

Name and Principal Position	Option-based Awards – Value Vested During the Year(1) ($)
Scott Melbye Chief Executive Officer, President and Director	6,018
Josephine Man Former Chief Financial Officer and Corporate Secretary	4,785
Darcy Hirsekorn Chief Technical Officer	4,785

Note:

(1)	Value vested during the year is calculated by subtracting the exercise price of the Option (being the market price of the Shares on the award date) from the market price of the Shares on the date the Option vested (being the closing price of the Shares on the TSX on the last trading day prior to the vesting date).

Pension Plan Benefits

The Company does not presently provide any defined benefit or pension plan to its directors, executive officers, employees or consultants.

Other Information	Management information circular 2025	24

Termination and Change of Control Benefits

Other than as disclosed below, the Company has not entered into any other contract, agreement, plan or arrangement that provides for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in an NEO’s responsibilities.

Consulting Agreements

The Company has entered into consulting agreements with companies controlled by each of its NEOs for the provision of services by its NEOs. The following is a summary description of material terms of compensation awarded to, earned by, paid or payable to our executive officers pursuant to such agreements or arrangements effective as at the financial year ended April 30, 2025.

Consulting Agreement with Castle Rock Uranium LLC

On October 22, 2019, the Company entered into a consulting agreement with Castle Rock Uranium LLC (“Castle Rock”), pursuant to which Castle Rock will, primarily through Scott Melbye, provide management and business development services, among other things, to the Company. In consideration for such services, the Company paid to Castle Rock an amount of US$15,000 for the month of October 2019, and thereafter, the Company pays to Castle Rock a monthly fee in the amount of US$10,000 (the “Castle Rock Fee”). Effective August 1, 2022, the Company pays Castle Rock a monthly fee of US$11,500. For further information, see the section entitled “Elements of Compensation – Base Salary”.

The Company or Castle Rock may terminate the consulting agreement upon thirty days’ written notice.

Consulting Agreement with Josephine Man

On August 30, 2018, the Company entered into a consulting agreement with Josephine Man as Chief Financial Officer of the Company (the “Man Agreement”). Pursuant to the Man Agreement, the Company pays Ms. Man a base fee in the amount of $90,000 per annum (the “Base Fee”). Such Base Fee is reviewed periodically by the Company and may be varied from time to time in the sole discretion of the Board. Under the terms of the Man Agreement, the Company (including by the Compensation Committee), in its sole discretion, may award Ms. Man with additional incentives and bonuses. Effective August 1, 2022, the Company pays Ms. Man a base salary of $103,500 per annum. For further information, see the section entitled “Elements of Compensation – Base Salary”.

The Company may terminate the Man Agreement for just cause, without notice or payment in lieu thereof. The Company is entitled to terminate the Man Agreement without cause by providing minimum thirty days’ notice, or payment of minimum thirty days’ Base Fee in lieu thereof. Ms. Man may terminate the Man Agreement for any reason by providing at least thirty days’ advance written notice. The Company may waive such notice in whole or in part, in which case the Man Agreement will terminate on the day elected by the Company, provided that the Company pays to Ms. Man a single lump sum cash payment on the date of such termination for any portion of such notice period waived by the Company.

Subsequent to the financial year ended April 30, 2025, Ms. Man resigned as Chief Financial Officer and Corporate Secretary of the Company, effective August 1, 2025. In connection with such resignation, the Company entered into an independent contractor agreement with Ms. Man’s professional services company for consulting services.

Consulting Agreement with Darcy Hirsekorn

The Company entered into an independent contractor agreement with Darcy Hirsekorn dated July 24, 2018, as amended on January 31, 2019, September 30, 2019, May 1, 2020, November 5, 2020, May 28, 2021 and July 18, 2023 (collectively, the “Hirsekorn Agreement”). Pursuant to the Hirsekorn Agreement, the Company engaged Mr. Hirsekorn to provide geological services to the Company. In consideration for such services, the Company paid Mr. Hirsekorn a fee of $6,549 per month which was increased to $7,531 per month on August 1, 2022, and to $8,000 per month on August 1, 2023, plus applicable goods and services tax.

Other Information	Management information circular 2025	25

The Company may terminate the Hirsekorn Agreement in the event Mr. Hirsekorn commits fraud while providing services to the Company, if Mr. Hirsekorn fails to perform his duties and discharge his obligations under the Hirsekorn Agreement, or for just cause. The Company or Mr. Hirsekorn may terminate the Hirsekorn Agreement upon ten days’ written notice.

Director Compensation

The Company’s directors are entitled to receive remuneration for serving on the Board as the directors or the Shareholders may from time to time determine, and the Company is required to reimburse each director for reasonable expenses that he or she may incur in and about the business of the Company. The Company’s directors may award special remuneration, without confirmation by the Shareholders, to any director undertaking any special services on the Company’s behalf other than routine work ordinarily required of a director, and such remuneration will be in addition to any other remuneration that such director may be entitled to receive. Unless the Shareholders determine otherwise, the Board may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance. In addition, LTIP Awards are granted to the directors from time to time.

The following table sets forth information relating to compensation paid to the directors during the financial year ended April 30, 2025.

Name(1)	Fees Earned ($)	Share-based Awards ($)	Option-based Awards ($)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Amir Adnani(2)	138,000	-	61,480(3)	-	-	199,480
Vina Patel	23,000	-	36,040(3)	-	-	59,040
Neil Gregson	23,000	-	36,040(3)	-	-	59,040
Donna Wichers	12,451	-	36,040(3)	-	-	48,491
Ken Robertson	11,688		36,720(3)			48,408

Notes:

(1)	Compensation paid to Mr. Melbye is disclosed above in the “Summary Compensation Table” and is not reported in the “Director Compensation” table of this Circular.
(2)	Mr. Adnani does not receive director fees directly. Such fees were paid to Mr. Adnani through a company controlled by Mr. Adnani in lieu thereof.
(3)	For fiscal 2025, these amounts represent the aggregate grant date fair value of Options, which was estimated using the Black-Scholes option pricing model. The following assumptions were used to value the Options granted on October 17 and October 30, 2024: exercise price: $2.12; expected risk-free interest rate: 2.94%; expected annual volatility: 69%; expected life in years: 4; expected annual dividend yield: $Nil; estimated forfeiture rate: 3.51%; and Black-Scholes value: $2.12. The Options vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant.

No director compensation was paid to directors who are executive officers of the Company in the financial year ended April 30, 2025. The Company’s independent directors are each paid a quarterly retainer fee of $5,750.

No additional committee and/or chairman fees or meeting attendance fees were paid to the directors during the financial year ended April 30, 2025.

Other Information	Management information circular 2025	26

Outstanding Option-based Awards and Share-based Awards for Directors

The following table states the name of each director and Option-based awards outstanding as at April 30, 2025.

	Option-based Awards(1)
Name and Principal Position	Number of Securities Underlying Unexercised Options(2) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options(3) ($)
Amir Adnani Chairman and Director	29,000	3.92	10-Oct-29	-
	33,000	2.92	21-Aug-28	-
	30,000	3.31	13-May-27	-
	50,000	4.10	31-May-26	-
Vina Patel Lead Independent Director	17,000	3.92	10-Oct-29	-
	17,000	2.92	21-Aug-28	-
	15,000	3.31	13-May-27	-
	25,000	3.49	31-May-26	-
Neil Gregson Director	17,000	3.92	10-Oct-29	-
	17,000	2.92	21-Aug-28	-
	15,000	3.31	13-May-27	-
	25,000	3.49	31-May-26	-
Donna Wichers Director	17,000	3.92	17-Oct-29	-

Ken Robertson Director	17,000	4.00	30-Oct-29	-

Notes:

(1)	Options vesting as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. As at April 30, 2025, 127,500, 65,500, 65,500, 8,500 and 8,500 Options held by Mr. Adnani, Ms. Patel, Mr. Gregson, Ms. Wichers and Mr. Robertson, respectively, have vested.
(2)	Each Option entitles the holder to one Share upon exercise.
(3)	The “Value of Unexercised In-The-Money Options” is calculated on the basis of the difference between the closing price of $2.50 of the Company’s Shares on the TSX on April 30, 2025 and the exercise price of the Options.

Other Information	Management information circular 2025	27

Incentive Plan Awards - Value Vested or Earned During the Year for Directors

The table below discloses the aggregate dollar value that would have been realized by a director if Options under Option-based awards had been exercised on the vesting date, as well as the aggregate dollar value realized upon vesting of share-based awards by a director. No compensation securities were exercised by the directors of the Company during the most recently completed financial year.

Name and Principal Position	Option-based Awards – Value Vested During the Year(1) ($)
Amir Adnani Chairman and Director	2,393
Vina Patel Lead Independent Director	1,233
Neil Gregson Director	1,233
Donna Wichers Director	0
Ken Robertson Director	85

Notes:

(1)	Value vested during the year is calculated by subtracting the exercise price of the Option (being the market price of the Shares on the award date) from the market price of the Shares on the date the Option vested (being the closing price of the Shares on the TSX on the last trading day prior to the vesting date).

Long-Term Incentive Plan

The Company adopted its LTIP on November 22, 2019, as amended August 13, 2024, and approved by Shareholders on October 17, 2024. The LTIP is available to directors, key employees and consultants of the Company, as determined by the Board. The aggregate number of Shares issuable under the LTIP is 10,775,285 (representing approximately 8.9% of the issued and outstanding Shares as at the date hereof).

Under the LTIP, the Company may grant equity-based compensation in the form of Options, restricted share units (“RSUs”), deferred share units (“DSUs”), performance share units (“PSUs”) and stock appreciation rights (“SARs”), for the purpose of attracting and retaining non-employee directors and employees and certain other service providers of the Company and affiliated companies, and to provide to such persons incentives and rewards for service or performance.

The maximum number of Shares issuable under the LTIP is fixed at 10,775,285 Shares (being the amount equal to 15% of the Shares issued and outstanding upon the completion of the Company’s initial public offering). As of the date hereof, the Company had 1,949,888 Shares allocated to outstanding Awards under the LTIP (representing 1.46% of the Company’s outstanding Shares), and a further 8,571,647 Shares are available for allocation under the LTIP (representing 6.41% of the Company’s outstanding Shares).

Awards are counted against the aggregate number of Shares issuable under the LTIP on the date of granting such award. Any Shares related to awards which terminate by expiration, forfeiture, cancellation, surrender (including a “net surrender”), or otherwise without the issuance of such Shares, or are exchanged with the Board’s permission, prior to the issuance of Shares, for Awards not involving Shares, shall be available again for granting Awards under the LTIP. Shares issued pursuant to a “cashless exercise” remain counted against the aggregate number of Shares issuable under the LTIP. Awards under the LTIP are not assignable or otherwise transferrable (otherwise than by will or by the laws of descent and distribution) and may not be pledged or otherwise encumbered.

The LTIP contains limitations on participation, including with respect to (a) the total number of Shares issuable to any participant under the LTIP, at any time, together with Shares reserved for issuance to such participant under any other security-based compensation arrangements of the Company, shall not exceed 5% of the issued and outstanding Shares; (b) the total number of Shares (i) issued to insiders within any one-year period, and (ii) issuable to insiders at any given time under the LTIP, together with any other security-based compensation arrangement of the Company, shall not exceed 10% of the issued and outstanding Shares, respectively; (c) the grant value of Shares issued or reserved for issuance to any one to non-executive director (excluding the Chairman of the Board, if any) pursuant to Options granted under the LTIP shall not exceed $100,000 in any fiscal year; and (d) the total number of Shares issuable to non-executive directors (excluding the Chairman of the Board, if any) under the LTIP shall not exceed 3% of the issued and outstanding Shares.

Other Information	Management information circular 2025	28

The Board may, at any time, in its sole and absolute discretion and without the approval of Shareholders, amend, suspend, terminate or discontinue the LTIP and may amend the terms and conditions of any grants thereunder, subject to (a) any required approval of any applicable regulatory authority or the TSX, and (b) approval of Shareholders of the Company as required by the rules of the TSX or applicable law, provided that, subject to applicable regulatory authority or the TSX, Shareholder approval shall not be required for the following amendments, and the Board may make changes which may include, but are not limited to: (i) amendments of a “housekeeping nature”; (ii) any amendment for the purpose of curing any ambiguity, error or omission in the LTIP or to correct or supplement any provision of the LTIP that is inconsistent with any other provision of the LTIP; (iii) an amendment which is necessary to comply with applicable law or TSX requirements; (iv) amendments respecting administration and eligibility for participation under the LTIP; (v) changes to terms and conditions on which awards may be or have been granted pursuant to the LTIP, including changes to the vesting provisions and terms of any awards; (vi) amendments which alter, extend or accelerate the terms of vesting applicable to any award; and (vii) changes to the termination provisions of an award or the LTIP which does not entail an extension beyond the original fixed term. If the LTIP is terminated, prior awards shall remain outstanding and in effect, in accordance with their applicable terms and conditions.

The Board may waive any conditions or rights under, or amend any terms of, any awards, provided that no such amendment or alteration shall be made which would impair the rights of any participant without such participant’s consent, unless the Board determines that such amendment or alteration either is required or advisable in order to conform to any law, regulation or accounting standard or is not reasonably likely to diminish the benefits provided under such award.

Amendments to the LTIP were approved by Shareholders at the annual general and special meeting of shareholders of the Company held on October 17, 2024.

Restricted Share Units

The LTIP provides that the Board may, from time to time, in its sole discretion, grant awards of RSUs to directors, key employees and consultants. Each RSU shall represent one Share on vesting. RSUs shall be subject to such restrictions as the Board may establish in the applicable award agreement. The typical restriction for RSUs is time based (i.e. vesting after a fixed period of time, which period of time shall be no less than 12 months). All RSUs will vest and become payable by the issuance of Shares at the end of the applicable restriction period if all applicable restrictions have lapsed, as such restrictions may be specified in the applicable award agreement. Restrictions on any RSUs shall lapse immediately and become fully vested upon a change of control. Upon the death of a participant, subject to the applicable award agreement, any RSUs that have not vested will be immediately forfeited and cancelled without payment, provided that any RSUs granted to such participant that had vested prior to the participant’s death will accrue to the participant’s estate in accordance with the LTIP.

If a key employee’s employment is terminated for cause, any RSUs granted to the participant will immediately terminate without payment and be cancelled as of the termination date. Where the employment of a key employee is terminated without cause, by voluntary termination or due to retirement, any RSUs granted to the participant will, subject to the applicable award agreement, immediately terminate without payment and be cancelled as of the termination date, provided, however, that any RSUs granted to such participant that had vested prior to the participant’s termination without cause, voluntary termination or retirement will accrue to the participant in accordance with the LTIP. If a key employee becomes afflicted by a disability, all RSUs granted to the participant will continue to vest in accordance with the terms of such RSUs, provided, however, that no RSUs may be redeemed during a leave of absence. Where a key employee’s employment is terminated due to disability, subject to the applicable award agreement, RSUs granted to such participant will immediately terminate without payment and be cancelled, provided, however, that any RSUs granted to such participant that had vested prior to the date of termination will accrue to the key employee in accordance with the LTIP.

In the case of directors, if a participant ceases to be a director for any reason, all RSUs granted to such participant will immediately terminate without payment and be cancelled, provided, however, that any RSUs granted to such participant that had vested prior to the participant ceasing to be a director will accrue to the participant in accordance with the LTIP. Where a consultant’s service to the Company terminates for any reason, subject to the applicable award agreement and any other contractual commitments between the participant and the Company, all RSUs granted to such participant will immediately be forfeited and cancelled, provided, however, that any RSUs granted to such participant that had vested prior to the termination of the participant’s service to the Company will accrue to the participant in accordance with the LTIP.

Other Information	Management information circular 2025	29

Performance Share Units

The LTIP provides that the Board may, from time to time, in its sole discretion, grant awards of PSUs to key employees and consultants. Each PSU shall, contingent upon the attainment of the performance criteria within the applicable performance cycle, represent one Share unless otherwise specified in the applicable award agreement. The performance criteria will be established by the Board which, without limitation, may include criteria based on the participant’s individual performance and/or the financial performance of the Company and its subsidiaries. The applicable award agreement may provide the Board with the right to revise the performance criteria and the award amounts during a performance cycle or after it has ended, if unforeseen events occur, including, without limitation, changes in capitalization, equity restructuring, acquisitions or divestitures, if such events have a substantial effect on the Company’s financial results and make the application of the performance criteria unfair absent a revision.

All PSUs will vest and become payable to the extent that the performance criteria are satisfied in the sole determination of the Board. PSUs granted to a participant shall become fully vested and payable to the extent that the performance criteria set forth in the applicable award agreement are satisfied for the performance cycle. Payment to a participant in respect of vested PSUs shall be made to such participant within 95 days after the last day of the performance cycle or upon a change of control. Upon the death of a participant, subject to the applicable award agreement, all PSUs granted to the participant which, prior to the participant’s death, had not vested, will immediately be forfeited and cancelled without payment, provided, however, that the Board may determine, in its discretion, the number of the participant’s PSUs that will vest based upon the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed.

If a key employee’s employment is terminated for cause, any PSUs granted to the participant will immediately terminate without payment and be cancelled as of the termination date. If a key employee’s employment is terminated without cause, by voluntary termination, or if the participant’s employment terminates due to retirement, all PSUs granted to the participant which, prior to such termination without cause, voluntary termination or retirement, as applicable, had not vested, will immediately be forfeited and cancelled without payment, provided, however, that the Board may determine, in its discretion, the number of the participant’s PSUs that will vest based upon the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed. If a participant becomes afflicted by a disability, all PSUs granted to the participant will continue to vest in accordance with the terms of such PSUs, provided, however, that no PSUs may be redeemed during a leave of absence. Where a key employee’s employment is terminated due to disability, subject to the applicable award agreement, PSUs granted to such participant which had not vested will immediately terminate without payment and be cancelled, provided, however, that the Board may determine, in its discretion, the number of the participant’s PSUs that will vest based upon the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed.

Where a consultant’s service to the Company terminates for any reason, subject to the applicable award agreement and any other contractual commitments between the participant and the Company, all PSUs granted to such participant that have not vested will immediately be forfeited and cancelled, provided, however, that the Board may determine, in its discretion, the number of the participant’s PSUs that will vest based upon the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed.

Deferred Share Units

The LTIP provides that the Board may, from time to time, in its sole discretion, grant awards of DSUs to directors in lieu of director fees (but not to key employees or consultants). Directors may also elect to receive any or all of their fees in DSUs in lieu of cash. A director becomes a participant effective as of the date he or she is first appointed or elected as a director and ceases to be a participant at the time he or she ceases to be a director for any reason. The number of DSUs to be granted to a participant shall be calculated by dividing the amount of fees by the market unit price on the grant date. The market unit price is defined in the LTIP as the value of a Share determined by reference to the five-day volume weighted average trading price of a Share on the immediately preceding five trading days on which trading in the Shares took place.

Other Information	Management information circular 2025	30

Each participant shall be entitled to receive, subsequent to the effective date that the participant ceases to be a director for any reason or any earlier vesting period(s) set forth in the applicable award agreement, either: (a) that number of Shares equal to the number of DSUs granted to such participant; or (b) a cash payment in an amount equal to the market unit price of the DSUs granted to such participant on the trading day following the day that the participant ceases to be a director, net of applicable withholdings. In the event that the value of a DSU would be determined with reference to a period commencing at a fiscal quarter-end of the Company and ending prior to the public disclosure of interim financial statements for the quarter (or annual financial statements for the fourth quarter), the cash payment of the value of the DSUs will be made to the participant with reference to the five trading days immediately following the public disclosure of the interim financial statements for the quarter (or annual financial statements in the case of the fourth quarter). Upon the death of a participant, such participant’s estate shall be entitled to receive, within 120 days, a cash payment or Shares that would otherwise have been payable upon such participant ceasing to be a director.

Options

The LTIP provides that the Board may, from time to time, in its discretion, grant awards of Options to directors, key employees and consultants. The number of Options to be granted, the exercise price(s) and the time(s) at which an Option may be exercised shall be determined by the Board, in its sole discretion, provided that the exercise price of Options shall not be lower than the market price of the Shares at the time the Option is granted, where market price is the closing market price of the Shares on TSX at the time of the grant, and further provided that the term of any Option shall not exceed ten years.

In the event of a change of control, each outstanding Option issued to a director or a key employee shall automatically become fully and immediately vested and exercisable, subject to the policies of the TSX. Upon the death of a director or key employee, any Option held by such participant shall be exercisable by the person(s) to whom the rights of the participant under the Option shall pass by will or the laws of descent and distribution for a period of 120 days or prior to the expiration of the Option period in respect of the Option, whichever is sooner, and then only to the extent that such participant was entitled to exercise the Option at the date of death of such participant.

If a key employee is terminated for cause, no Option held shall be exercisable from the termination date. In the event that the employment of a key employee is terminated without cause, by voluntary termination or due to retirement or, in the case of directors, the participant ceases to be a director for any reason, subject to the applicable award agreement, any Option held shall remain exercisable in full for a period of 60 days after the termination or cessation date (in the case of key employees, subject to any longer period set out in an applicable award agreement, which longer period may not exceed twelve months from such termination date) or prior to the expiration of the Option period in respect of the Option, whichever is sooner, and then only to the extent that such participant was entitled to exercise the Option at such time. If a director or a key employee becomes afflicted by a disability, all Options granted to the participant will continue to vest in accordance with the terms of such Options, provided that if, in the case of key employees, a participant’s employment is terminated due to disability, or in the case of directors, the participant ceases to be a director as a result of disability, subject to the applicable award agreement, any Option held by such participant shall remain exercisable for a period of 120 days after the termination or cessation date or prior to the expiration of the Option period in respect of the Option, whichever is sooner, and then only to the extent that such participant was entitled to exercise the Option at such time.

In the case of consultants, if a participant ceases to be a consultant for any reason, subject to the applicable award agreement and any other contractual commitments between the consultant and the Company, no Option held by such participant shall be exercisable from the date of termination of service.

If approved at the Meeting, the LTIP will contain (i) a “cashless exercise” feature that permits an Optionee to elect to deliver a copy of irrevocable instructions to a broker to sell the Shares otherwise deliverable upon the exercise of the Option and to deliver to the Company an amount equal to the exercise price of the Options against delivery of the Shares to settle the applicable trade; and (ii) a “net exercise” feature that permits an Optionee to elect to exercise an Option or a portion thereof held by the Optionee by surrendering such Option or a portion thereof in consideration for the Company delivering the Shares to the Optionee but withholding the minimum number of the Shares otherwise deliverable in respect of the Options that are needed to pay for the exercise price of such Options.

Other Information	Management information circular 2025	31

The number of Shares to be delivered on a net exercise is equal to the product of the number of Shares underlying the Options to be surrendered and the quotient of the Current Market Value of the Shares as at the date of the surrender less the Exercise Price of such Options and the Current Market Value of the Shares as at the date of the surrender.

Stock Appreciation Rights

The LTIP provides that the Board may, from time to time, in its discretion, grant awards of SARs to directors, key employees and consultants, either on a stand-alone basis or in relation to any Options. SARs are awards that entitle the participant to receive an amount (the “SAR Amount”) equal to the excess, if any, of the current market price on the exercise date over the exercise price of the SAR (the “SAR Grant Price”), multiplied by the number of Shares in respect of which the SAR is being exercised. The current market price is defined in the LTIP as the last closing price of the Shares on the immediately preceding trading day prior to the relevant exercise date. The SAR Amount is payable in Shares in an amount equal to the SAR Amount divided by the current market price, provided that the applicable award agreement may provide that the Company may alternatively satisfy the SAR Amount by paying to the participant cash in an amount equal to the SAR Amount. The number of SARs to be granted, the SAR Grant Price and the time(s) at which a SAR may be exercised shall be determined by the Board and set out in an award agreement, provided that the SAR Grant Price shall not be lower than the exercise price permitted by the TSX and further provided that the term of any SAR shall not exceed ten years. The terms of, and SAR Grant Price of, any SAR granted in relation to an Option shall be the same as the terms and exercise price of the Option it is granted in relation to.

In the event of a change of control, each outstanding SAR issued to directors and key employees shall automatically become fully and immediately vested and exercisable, subject to the applicable award agreement and the policies of the TSX. Where, in the case of directors and key employees, a participant shall die while holding a SAR, any SAR held by such participant shall be exercisable by the person(s) to whom the rights of the participant under the SAR shall pass by will or the laws of descent and distribution for a period of 120 days or prior to the expiration of the exercise period in respect of the SAR, whichever is sooner, and then only to the extent that such participant was entitled to exercise the SAR at the date of death of such participant.

Where the employment of a key employee is terminated for cause, no SAR held shall be exercisable from the termination date. In the event that the employment of a key employee is terminated without cause, by voluntary termination or due to retirement or, in the case of directors, the participant ceases to be a director for any reason, subject to the applicable award agreement, any SAR held shall remain exercisable in full for a period of 60 days after the termination or cessation date or prior to the expiration of the exercise period in respect of the SAR, whichever is sooner, and then only to the extent that such participant was entitled to exercise the SAR at such time. If a director or key employee becomes afflicted by a disability, all SARs granted to the participant will continue to vest in accordance with the terms of such SARs, provided that if, in the case of key employees, a participant’s employment is terminated due to disability, or in the case of directors, the participant ceases to be a director as a result of disability, subject to the applicable award agreement, any SAR held by such participant shall remain exercisable for a period of 120 days after the termination or cessation date or prior to the expiration of the exercise period in respect of the SAR, whichever is sooner, and then only to the extent that such participant was entitled to exercise the SAR at such time.

Where a consultant’s service to the Company terminates for any reason, subject to the applicable award agreement and any other contractual commitments between the participant and the Company, no SAR held by such participant shall be exercisable from the date of termination of service.

Other Information	Management information circular 2025	32

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the securities authorized for issuance under equity compensation plans of the Company as of the financial year ended April 30, 2025.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity Compensation Plans Approved by Securityholders	2,018,300	$3.48	8,505,235
Equity Compensation Plans Not Approved by Securityholders	-	-	-
Total	2,018,300	-	8,505,235

The following table sets forth the burn rate of the LTIP for the three most recently completed financial years:

Year ended April 30	Equity Granted	Weighted Average Securities Outstanding	Burn Rate(1)
2025	391,500	126,795,491	0.3%
2024	501,300	108,639,674	0.5%
2023	500,750	97,948,882	0.5%

Note:

(1)	Annual burn rate is calculated as (i) the number of securities granted under the LTIP during the applicable fiscal year over (ii) the weighted average number of Share outstanding for the applicable fiscal year, expressed as a percentage.

For further information on the LTIP, see the section entitled “Compensation – Long-Term Incentive Plan” on page 28.

Other Information	Management information circular 2025	33

Governance

Our Board regularly reviews our governance processes and practices to make sure the Board continues to effectively oversee management and our business affairs, and to ensure our governance framework meets regulatory requirements and reflects evolving best practices. We believe our governance processes and practices are consistent with the Canadian Securities Administrators’ corporate governance guidelines, the TSX corporate governance rules and the Nasdaq Listing Rules for corporate governance of foreign private issuer publicly listed companies applicable to us.

Note to Shareholders regarding compliance with NASDAQ Listing Rules

The Company is a “foreign private issuer” as defined under the Nasdaq Listing Rules. As a foreign private issuer, the Company is not required to comply with all of the corporate governance requirements of the Nasdaq Listing Rules and may follow home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3) and the requirement to distribute annual and interim reports set forth in Rule 5250(d), subject to several important exceptions, including a requirement that the Company have an audit committee that satisfies Nasdaq Listing Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 10A-3(b)(1) under the Exchange Act. The Company has reviewed the Nasdaq corporate governance requirements and confirms that the Company is in compliance with the Nasdaq corporate governance standards in all significant respects.

The manner in which the Company’s corporate governance practice differs from the Nasdaq corporate governance requirements is described in the Company’s Nasdaq Corporate Governance disclosure, which can be viewed on the Company’s website at https://www.uraniumroyalty.com/_resources/governance/Nasdaq-Statement-of-Corporate-Governance-Differences.pdf.

The Board of Directors

Board Chair, Committee Chairs, Lead Director, President & CEO

Chairman of the Board of Directors and Committee Chairs

Mr. Adnani, the Chairman of the Board, is the founder of the Company. The Chairman is responsible for providing leadership that enhances the effectiveness of the Board and chairing all Board meetings. The Chairman manages the Board’s affairs to assist the directors in carrying out their responsibilities and helps the Board operate cohesively. The Chairman works closely with the chair of the Nominating and Corporate Governance Committee to regularly evaluate, and in appropriate circumstances propose enhancements to, the Board’s governance structure and procedures.

The Chairman and respective committee chairs are responsible for (i) setting agendas for, scheduling, and presiding over meetings of the Board or committee; (ii) ensuring that meetings are organized properly and that all business required to come before the meeting is presented to its members in a timely and appropriate manner; (iii) leading the Board or committee in regularly reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate: and (iv) in the case of the Chairs of each committee, report to the Board with respect to the activities of the committee.

The Board has not developed a separate written position description for the Chair and the Chair of each Board committee.

Lead Independent Director

The Board has appointed Ms. Patel, an independent member of the Board, as Lead Independent Director. The Lead Independent Director’s primary responsibility is to ensure that the Board functions independently of management and to act as principal liaison between the independent directors and the non-independent directors and the Chief Executive Officer. The Board has developed a position description for the Lead Independent Director which provides that the Lead Independent Director shall, among other things:

●	in consultation with the Chairman, review and make recommendations with respect to the agenda for Board meetings;

Other Information	Management information circular 2025	34

●	ensure that independent directors have the opportunity to meet separately without non-independent directors and members of management of the Company;
●	request in camera sessions of the independent directors; and
●	provide leadership for the independent directors and ensure that the Board understands its responsibilities and can work cohesively.

The primary focus of the Lead Independent Director is to provide leadership for the independent directors and ensure that the Board’s agenda enables it to successfully carry out its duties. The Lead Independent Director chairs all independent director meetings and reports the results of these meetings to the non-independent directors and the Chief Executive Officer.

The position description of the Lead Independent Director sets out the full description of the responsibilities of the Lead Independent Director and is available on the Company’s website at www.uraniumroyalty.com.

President & Chief Executive Officer

The role of President and Chief Executive Officer is held by Scott Melbye. Mr. Melbye is also a director of the Company. The Chief Executive Officer’s principal duties and responsibilities are for planning the strategic direction of the Company, providing leadership to the Company, acting as a spokesperson for the Company, reporting to Shareholders, and overseeing the executive management of the Company.

The Board and the Chief Executive Officer have not developed a written position description for the Chief Executive Officer.

Mandate, roles and responsibilities

The Board is responsible for supervising the management of the business and affairs of the Company. The Board does not have a written mandate. In fulfilling its responsibilities, the Board is responsible for, among other things: (i) strategic planning for the Company; (ii) monitoring of the Company’s financial performance, financial reporting, financial risk management and oversight of policies and procedures; (iii) reviewing and, where appropriate, approving major corporate actions and internal controls of the Company; (iv) assessing risks facing the Company and reviewing options for their mitigation; (v) ensuring that the Company’s business is conducted with the highest standards of ethical conduct and in conformity with applicable laws and regulations; (vi) appointing officers of the Company, ensuring that they are qualified for their roles and planning their success as appropriate from time to time; and (vii) establishing and overseeing committees of the Board as appropriate, approving their mandates and approving any compensation of their members.

The Board delegates work to its committees to fulfil its responsibility to supervise the management of the business and affairs of the Company. The Board’s three formal standing committees are:

●	Audit Committee (see “Independence of Audit Committee” on page 36);
●	Nominating and Corporate Governance Committee (see “Nomination” on page 37); and
●	Compensation Committee (see “Compensation Governance” on page 19).

Other Information	Management information circular 2025	35

Independence of Audit Committee

Each member of the Audit Committee is considered “financially literate”, as defined in NI 52-110, and considered independent pursuant to NI 52-110, Rule 10a-3 of the Exchange Act and Nasdaq Listing Rules. The Board has determined that Mr. Robertson is an audit committee financial expert under the applicable criteria prescribed by the SEC in the general instructions of Form 40-F. The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board in the absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

As required by NI 52-110, information about our Audit Committee is provided in our most recent annual information form dated July 16, 2025, which is available under our SEDAR+ profile at www.sedarplus.ca and on our website at www.uraniumroyalty.com.

Other Information	Management information circular 2025	36

Building an effective Board

Independence

The Board is currently comprised of six members, four of whom are considered independent and two of whom are not independent, all members of the Board’s standing committees are independent.

The independence of the directors is determined in accordance with NI 52-110, which provides that a director is independent if he or she has no direct or indirect material relationship with the Company and its subsidiaries. A “material relationship” is defined to mean a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. The Company also determines independence of its directors pursuant to Nasdaq Listing Rules. The Nasdaq Listing Rules provides that no director qualifies as independent unless the Board affirmatively determines that the director has no material relationship with the Company that would interfere with the exercise of independent judgment.

Ms. Patel, Mr. Gregson, Ms. Wichers and Mr. Robertson are considered “independent” as provided by NI 52-110 and Nasdaq Listing Rules. Mr. Adnani and Mr. Melbye are not considered “independent”. Mr. Adnani is not independent by virtue of his involvement with UEC as its Chief Executive Officer. Mr. Melbye is not independent by virtue of his involvement with the Company as its Chief Executive Officer.

On completion of the Meeting, the Company expects the Board will be comprised of six members, four of whom would be considered independent.

Separate Roles

The roles of the Chairman and of the President and Chief Executive Officer are separate. The Board believes that this separation increases the effectiveness of the Board and facilitates enhanced oversight of management.

Mr. Adnani, the Chairman of the Board, is not independent. To promote strong Board leadership, encourage open discussion and debate at Board meetings and avoid potential conflicts of interest, the Board has appointed Ms. Patel, an independent member of the Board, as Lead Independent Director.

Private Independent Directors’ Meetings

The independent directors are also able to meet at any time without members of management and non-independent directors being present. The independent directors are actively and regularly involved in reviewing the operations of the Company, have full access to management and are encouraged to seek the advice of financial, legal or other advisors when necessary. The independent directors discharge their responsibilities for independent oversight of management through their representation on the Board.

During the financial year ended April 30, 2025, the independent directors met four times. The independent directors meet at least once each year or more frequently as necessary to deal with current business and affairs. The independent directors hold meetings at which non-independent directors and members of management are not in attendance. In order to facilitate open and candid discussion among independent directors, communication among the independent directors also occurs on an informal and ongoing basis as such need arises.

Nomination

The Board’s responsibilities relating to corporate governance guidelines and practices, the identification, nomination and assessment of current and potential new directors are discharged by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is comprised of Ms. Patel (chair), Mr. Gregson, Ms. Wichers and Mr. Robertson. Each member of the Nominating and Corporate Governance Committee is considered independent pursuant to NI 52-110 and Nasdaq Listing Rules. See also “Building an effective Board – Independence”.

Other Information	Management information circular 2025	37

The Nominating and Corporate Governance Committee, together with the Board, have primary responsibility for identifying potential new directors. The Nominating and Corporate Governance Committee makes recommendations to the Board in respect of filling vacancies on the Board and as to nominees for the Board. On an annual basis, the Board reviews its strategies to determine the composition of the Board and the appropriate candidates to be put forth for election as directors at annual general meetings. The review takes into account the desirability of maintaining a balance of skills, experience, background and diverse perspectives.

The Nominating and Corporate Governance Committee is responsible for developing and establishing corporate governance guidelines and practices for the Board and the Company, for assessing the overall effectiveness and composition of the Board and committees of the Board and for providing recommendations to the Board for suitable nominations of directors at annual general meetings of Shareholders and the filling of vacancies on the Board.

Majority voting for directors

In accordance with and subject to the CBCA, directors stand for election each year at the annual meeting of shareholders, and a separate vote of shareholders is taken with respect to each candidate nominated for director. If there is only one candidate nominated for each position available on the Board (an uncontested election), each candidate is elected only if the number of votes cast in their favour represents a majority of the votes cast for and against them by the shareholders who are present in person or represented by proxy at the meeting.

Assessments

The Board establishes appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members. Such assessment considers, in the case of the Board or a committee of the Board, its mandate or charter; and, in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board. The Nominating and Corporate Governance Committee recommends to the Board any changes that would enhance the performance of the Board based on a variety of assessment criteria.

For the financial year ended April 30, 2025, the Board conducted a board effectiveness assessment with regard to each of our Company’s directors. Our Board determined that each of the Company’s directors meets a high standard in terms of meeting attendance, preparation and engagement with the Company. All are highly effective and bring a diverse set of backgrounds and expertise to the Board.

Commitment and Tenure

Meeting attendance

The Board meets as many times as necessary to address all current affairs and business. Each committee of the Board meets at least once each year or more frequently as necessary to deal with current business and affairs. The Audit Committee meets at least four times each year. See also “Election of Directors – Director Attendance” on page 17 for director attendance records.

Director Commitments

The Board believes that each of its members should have sufficient time and attention to devote to board duties and to otherwise fulfill the responsibilities required of directors. In assessing whether directors and nominees for director have sufficient time and attention to devote to Board duties, the Board and Nominating and Corporate Governance Committee consider, among other things, whether directors may be “overboarded”, which refers to the situation where a director serves on an excessive number of boards. See also “Election of Directors – Other Directorships” on page 17.

Board Renewal

The Company does not have a mandatory retirement age or limit on the number of terms that a director may serve. The Board recognizes the value of board renewal and the perspectives that new directors can bring and considers these factors when nominating candidates for directorship and conducting assessments of the Board’s performance. The Board balances these interests against the value of having members with corporate and industry-specific knowledge that can be gained through continuous service.

Other Information	Management information circular 2025	38

Orientation and Continuing Education

The Board does not have any formal procedures to orient new Board members or provide continuing education for directors. When a new director is appointed, such director has the opportunity to meet other directors, executives, management and employees of the Company with orientation tailored to the needs and experience of the new director, as well as overall needs of the Board. New Board members are provided with information respecting the Company and its business and operations.

The Company relies on the advice of its professional advisors to update the knowledge of its Board members in respect of changes in relevant policies and regulations. A number of directors are also directors of other publicly traded companies and are benefiting from exposure to boards of directors of such companies. New Board members are generally selected on the basis of their breadth of experience with respect to the mining industry, having regard to the requirements for appropriate skill sets required by the Company.

As an ongoing process, the Board considers executive and management development (including training and monitoring of senior executives and management) based mainly on periodic reports from the Compensation Committee and the Nominating and Corporate Governance Committee. Board members are encouraged to communicate with executives, management, auditors and technical consultants to keep themselves current with the business and affairs of the Company and with respect to developments within the mining industry. Board members are also encouraged to utilize the resources available at the Institute of Corporate Directors website which the Company has subscribed to. Board members have free and full access to the Company’s records at all times.

Diversity

The Company believes that diverse perspectives enhance its organizational strength, problem solving ability and opportunity for innovation. Furthermore, the Company recognizes that diversity of skill and experience is a critical and valuable consideration in the assessment of the Board, its composition and prospective nominee candidates as well as the composition of its senior management team.

The Company has not adopted a written policy relating to the identification and nomination of women, Indigenous peoples, persons with disabilities, and members of visible minorities (collectively, “Diversity Groups”) as directors, executive officers and members of senior management as the Company generally has and will continue to consider diversity when considering candidates. The Company has not adopted a formal target regarding any of the four designated Diversity Groups in director, executive officer or senior management positions. The Company believes that diversity is an important factor when identifying candidates for director, executive officer and senior management positions and, to that end, encourages members of the Diversity Groups to apply for open positions. The Company evaluates diversity as one of a variety of factors when considering a candidate, including their skills, expertise, experience and personal characteristics.

When considering the composition of, and individuals to nominate or hire to, the Board, executive officer positions and members of senior management, the Nominating and Corporate Governance Committee and the Board, as applicable, will consider diversity from a number of aspects, including, but not limited to, gender, age, ethnicity and cultural diversity.

The Nominating and Corporate Governance Committee takes gender, age, ethnicity, cultural diversity and skill into consideration as part of its overall recruitment and selection process in respect of potential candidates for the Board and executive officer positions. Accordingly, when searching for new directors, executive officers, and members of senior management, the Nominating and Corporate Governance Committee will consider the level of representation of the four designated Diversity Groups on the Board and among the Company’s executive officers and senior management. This will be achieved by monitoring on an ongoing basis the level of representation of the four designated Diversity Groups on the Board, in executive officer and senior management positions.

The Company currently has two female directors, representing 33% of our total directors, and one female member of senior management representing 20% of our total senior management. The Company currently has two directors who are members of visible minorities, representing 33% of our total directors. No Indigenous peoples or persons with disabilities currently serve on the Board or currently hold any executive officer positions within the Company. The Company continues to be committed to ongoing review with respect to the diversity of its directors, executive officers and members of senior management.

Other Information	Management information circular 2025	39

Culture and Conduct

Our Code of Conduct and other governance policies

Code of Conduct

The Company has adopted a written code of business conduct and ethics (the “Code of Conduct”) to assist its employees, officers and directors to maintain the highest standards of ethical conduct in corporate affairs and to encourage a culture of honesty, accountability and fair business practice. The Code of Conduct addresses fair dealings, compliance with laws, regulations and rules, conflicts of interest, corporate opportunities, accepting and giving gifts, public disclosure, shareholder relations, use of the Company’s property, handling of confidential information, discrimination and harassment and reporting of violations of the Code of Conduct. Any person subject to the Code of Conduct will be required to disclose interests that may give rise to conflicts of interest. The Code of Conduct also addresses matters concerning public disclosure and provides that communications with the public concerning the Company are full, fair, accurate, timely and understandable, and in accordance with the disclosure requirements under applicable securities laws. The Board will have the ultimate responsibility for the administration of the Code of Conduct. The Board monitors compliance with the Code of Conduct by requiring any person subject to the Code of Conduct to report breaches thereof to the attention of the Nominating and Corporate Governance Committee Chair. To ensure the directors exercise independent judgement in considering transactions and agreements in which a director or executive officer has a material interest, any such director or executive officer removes himself or herself during any related Board discussions and such director does not cast a vote on any matter in respect of which such director has a material interest.

The Code of Conduct is available under our SEDAR+ profile at www.sedarplus.ca and on the Company’s website at www.uraniumroyalty.com.

Other Governance Policies

The Company has adopted an insider trading policy (the “Insider Trading Policy”), which applies to all employees, officers and directors of, and consultants and contractors to, the Company or any subsidiary of the Company who receive or have access to “material non-public information” (as such term is defined in the Insider Trading Policy). This group of people, members of their immediate families, and members of their households are referred to as “insiders” in the Insider Trading Policy. The Insider Trading Policy also applies to any person who receives material non-public information from any insider.

The objective of the Insider Trading Policy is to ensure that any purchase or sale of securities occurs without actual or perceived violation of applicable securities laws. The Insider Trading Policy provides for trading bans during which insiders and other persons who are subject to the policy are prohibited from trading in securities of the Company. The Insider Trading Policy also prohibits insiders and other persons who are subject to the policy from trading in securities of the Company during the period commencing on the first day after the end of each fiscal quarter and ending one trading day following the date of the public disclosure of the financial results for that quarter. Additional trading bans may also be prescribed from time to time to suspend trading because of developments known to the Company and not yet disclosed to the public.

The Company has adopted a whistleblower policy (the “Whistleblower Policy”) wherein directors, officers and employees of the Company are provided with the mechanics by which they may raise concerns with respect to any unlawful, illegal or otherwise improper behaviour. The Whistleblower Policy provides information regarding who to contact with a complaint or concern and how the Company will respond to a complaint or concern.

The Company has adopted an anti-corruption and corporate disclosure policy (the “Anti-Corruption Policy”) wherein directors, officers and employees of the Company are provided with supplemental guidance to the anti-corruption provisions of the Code of Conduct and provided further details relating to the Company’s anti-corruption policies including prevention of improper payments, accounting standards and reporting standards. The Anti-Corruption Policy provides information regarding who to contact with a complaint or concern and how the Company will respond to a complaint or concern.

Other Information	Management information circular 2025	40

Risk Management

The Board ensures that management identifies the principal risks of the Company’s business and implement appropriate systems and procedures to manage such risks. The Board regularly reviews the Company’s goals and strategies with management while taking into account the new opportunities and key risks of the business.

The Board from time to time reviews and considers general and specific risks faced by the Company. The Board closely monitors and analyzes the potential vulnerability of the Company’s operations and financial condition in light of risks that arise in respect of the Company’s business. Management is tasked with identifying risks and assessing each risk’s impact, likelihood of occurring, and the effectiveness of current processes to manage and mitigate any such risks.

The Company may be subject to cyber-attacks and other information security breaches from time to time. The Board is responsible for overseeing cyber and data security risks and associated mitigation strategies, and will meet from time to time, or as otherwise deemed necessary, to assess any such risks and to review the Company’s risk management practices. The Company’s risk and exposure to cyber-related issues cannot be fully mitigated as a result of, among other things, the constant evolving nature of these threats. To date, the Company has not experienced any material losses or experienced significant harm relating to cyber-attacks or other information security breaches. However, there can be no assurance that we will not incur such losses in the future.

Environment, Sustainability and Corporate Social Responsibility

In the financial year ended April 30, 2025, the Company updated its materiality assessment of its environmental, social and governance (“ESG”) practices to identify key environmental and social topics that may have a material impact on the organization. Similar to previous years, the Company identified the sustainability-related risks in its portfolio and related to new royalty and streaming arrangements as material to the Company. The Company seeks to identify risks through our due diligence process. Our ESG-related due diligence consists of the upfront identification of related risks, and the prioritization of those operators and mines with lower inherent risks, where feasible. Our due diligence process, amongst other things, examines aspects of social license, environmental compliance and licensing, jurisdictional risk and corporate governance practices.

The Board has adopted a sustainability policy which sets out the Company’s commitment to the environment and its community and to responsible and sustainable uranium mining as a means to create long-term value for its stakeholders and a driver for positive social change. The Company’s sustainability policy does not form part of, nor is it incorporated by reference into, this Circular. The Company’s sustainability policy is available on the Company’s website at https://www.uraniumroyalty.com/company/corporate-governance/.

The Company publishes its Sustainability Reports annually, which aim to enhance transparency by communicating the Company’s policies, priorities and performance to its stakeholders. These reports include disclosures containing relevant, industry-specific information and data aligned with globally recognized standards, including the Sustainability Accounting Standards Board. The Company’s Sustainability Reports do not form part of, nor are the incorporated by reference into, this Circular. The Company’s Sustainability Report is available on the Company’s website at https://www.uraniumroyalty.com/investor-centre/sustainability/.

Related Party Transactions

Related party transactions are based on the amounts agreed to by the parties. During the years ended April 30, 2025 and 2024, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than described herein.

Other Information	Management information circular 2025	41

Other Information

Management contracts

The management functions of the Company and its subsidiaries are not performed by any person or persons other than the director, executive officers of the Company, or companies controlled by the executive officers.

Interest of Informed Persons in Material Transactions

No informed person of the Company, Nominee or any associate or affiliate of such informed person or Nominee, has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction which has materially affected or will materially affect us or our subsidiary, except any interest arising from the ownership of Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Shares who are resident in Canada.

For the purposes of this Circular, an “informed person” means (i) any of our directors or officers; (ii) a director or officer of a person or company that is itself an informed person; or (iii) any person or company who beneficially owns, directly or indirectly, and/or exercises control or direction over our voting securities carrying more than 10% of the voting rights attaching to all our outstanding voting securities.

Registrar and Transfer Agent

Our registrar and transfer agent is Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

Other Business

Our management knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matter(s) which are not known to our management shall properly come before the Meeting, the proxy given pursuant to the solicitation by our management will be voted on such matter(s) in accordance with the best judgment of the person(s) voting the proxy.

Additional Information

Additional information relating to the Company is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.uraniumroyalty.com. Additional financial information is provided in the Company’s comparative audited financial statements and management’s discussion and analysis (the “MD&A”) for the Company’s most recently completed financial year, which are also available on SEDAR+. Shareholders may contact the Company to request a paper copy of the Meeting Materials or the Company’s comparative audited financial statements and MD&A by: calling toll free at 1-855-396-8222 (extension 522), or by sending a written request to Suite 1830 – 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2, Attention: Chief Financial Officer. There is no cost to Shareholders for requesting a paper copy of the Meeting Materials or the comparative audited financial statements and MD&A.

Shareholder Proposals

The Company must receive any proposals for any matter that a person entitled to vote at an annual meeting of Shareholders proposes to raise at the next annual meeting of Shareholders between May 15, 2026 and July 14, 2026, subject to the requirements of the CBCA.

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Shareholder Nominations

The By-Laws of the Company include advance notice provisions, whereby Shareholders may nominate a candidate for election as a director of the Company. Such notice must be delivered prior to the Meeting and in accordance with the timelines and other requirements set forth in the By-Laws of the Company and in writing and proper form to the Company at Suite 1830 – 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2, Attention: Chief Executive Officer. No nominations were received from the Shareholders for consideration at the Meeting.

Approval of Circular

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by our directors.

DATED at Vancouver, British Columbia, Canada, as of the 9th day of September, 2025.

BY ORDER OF THE BOARD OF DIRECTORS OF
URANIUM ROYALTY CORP.

/s/ Amir Adnani
Amir Adnani
Chairman and Director

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